August 12, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Stephen Kim Theresa Brillant Brian Fetterolf Dietrich King

Re:	InterPrivate II Acquisition Corp.

Registration Statement on Form

S-4 Filed July 8, 2022

File No. 333-266054

Ladies and Gentlemen:

On behalf of our client, InterPrivate II Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated August 5, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (File No. 333-266054) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4 filed July 8, 2022

Questions and Answers About the Special Meeting of InterPrivate II Stockholders and the Related Proposals, page 9

1.

We note your disclosure throughout the proxy statement/prospectus that the business combination contemplates a PIPE financing. Please add a new question and answer to discuss the PIPE financing. The discussion should address its overall size and pricing, as well as any potential dilutive impact it will have on public stockholders’ equity stake and voting power. Please also address how a PIPE financing would impact the merger consideration and valuation of Getaround, as it appears that you have allocated to a potential PIPE financing 8,333,333 shares of the 80,000,000 to be issued as consideration at closing. Please also discuss the extent that you deem this protection structure as atypical.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: We respectfully advise the Staff that the Company has not entered into any PIPE financing transactions to date, but is actively seeking to do so. If the Company does enter into a PIPE financing transaction, it will provide the requested disclosure in a pre-effective amendment to the Amended Registration Statement.

2.

We note your disclosure throughout the proxy statement/prospectus that the parties have designated certain sponsor warrants and certain escrow shares for re-allocation to incentivize public stockholders not to redeem their shares in connection with the business combination. Please add a new question and answer to discuss the re-allocation terms and include the aggregate amount that may be re-allocated to public stockholders, as well as a discussion of mechanics of such re-allocation and how this impacts the contemplated merger consideration.

Response: We respectfully advise the Staff that the parties have not yet determined the terms of the re-allocation, including the aggregate amount that may be re-allocated to public stockholders and the mechanics for such re-allocation. Once such terms have been determined, the Company will provide the requested disclosure in a pre-effective amendment to the Amended Registration Statement.

Q: What will Getaround equityholders receive in the Business Combination?, page 11

3.

We note your disclosure that the “aggregate transaction consideration will be allocated among the holders of shares of Getaround Common Stock . . . .” We also note that, according to exhibit 107, it appears that you contemplate issuing the majority of the 91,212,263 shares being registered to, among other holders, “certain non-consenting security holders of Getaround,” and that you are also proposing to register all 45,000 earnout shares that may be issued in connection with the business combination. Please revise your disclosure here to clarify which shares are being offered pursuant to this registration statement and to whom, as opposed to any shares offered pursuant to a private placement exemption, and clarify any differences between what the non-consenting holders, the Key Getaround Stockholders and Legacy Holders are receiving. Please make conforming changes throughout the proxy statement/prospectus in appropriate places. For guidance regarding the staff’s views on the registration of offers and sales where lock-up agreements are used, please refer to Question 239.13 of the staffs Securities Act Sections Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the disclosure on pages 13, 38, 39, 207 through 208 and 375 of the Amended Registration Statement has been revised accordingly. Please note that the Amended Registration Statement has also been revised to refer only to the Key Getaround Stockholders, as there is no difference between the Key Getaround Stockholders and the Legacy Holders.

InterPrivate II Acquisition Corp.

August 12, 2022

As discussed below, the Company has complied with Question 239.13 of the Staff’s Securities Act Sections Compliance and Disclosure Interpretations (the “C&DI”), with certain exceptions as discussed with the staff of the Office of Mergers & Acquisitions. Specifically, tracking the C&DI:

•

the Getaround Holders Support Agreement, which was executed by the Consenting Getaround Stockholders, involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Getaround; and

•

the Consenting Getaround Stockholders who signed the Getaround Holders Support Agreement collectively own a majority of the voting equity of Getaround, which is less than 100% of the voting equity of Getaround.

Based on discussions with the staff of the Office of Mergers & Acquisitions, we have been advised that the Company may register the shares of Class A Stock of the Company to be issued to the non-Consenting Getaround Stockholders on Form S-4 notwithstanding that (i) votes will not be solicited from the non-Consenting Getaround Stockholders and (ii) the Consenting Getaround Stockholders have delivered a written consent approving the Business Combination.

Q: How much dilution may non-redeeming InterPrivate II stockholders experience . . . ?, page 13

4.

We note your disclosure that “the residual equity value owned by non- redeeming stockholders, taking into account the respective redemption amounts, is assumed to remain the deemed value of $10.00 per share.” Please revise to take into account the impact of the money in the trust account based on redemptions and the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of the earnout shares and the issuance of shares under the new incentive plan and employee stock purchase plan under each redemption scenario.

Response: In response to the Staff’s comment, the disclosure on pages 15 through 19 of the Amended Registration Statement has been revised accordingly.

5.	Please revise your table to also account for the Working Capital Loans and Sponsor Convertible Promissory Note as additional dilution sources.

Response: In response to the Staff’s comment, the disclosure on pages 15 through 19 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

Q: Will InterPrivate II obtain new financing in connection with the Business Combination?, page 17

6.

Please highlight the conversion price of the Convertible Notes and the Getaround 2022 Bridge Notes and discuss the differences between such conversion prices and the price that Interprivate II public stockholders paid for their units at the closing of the IPO.

Response: In response to the Staff’s comment, the disclosure on pages 19 through 20 of the Amended Registration Statement has been revised accordingly.

Risk Factors Risks

Related to Getaround’s Business and Industry

“We have a limited operating history . . . “, page 55

7.

Please tell us why you consider your company to “have a limited operating history” in light of your inception in 2011. Alternatively, please revise your risk factor heading to reflect that that you have been established since 2011.

Response: In response to the Staff’s comment, the disclosure on page 59 of the Amended Registration Statement has been revised to qualify the quoted text and highlight the date of Getaround’s incorporation..

“The manufacture, installation and operation of the Getaround Connect IoT devices is highly dependent upon third party suppliers . . . “, page 60

8.

Please tell us whether any of your supplier, technology and service provider, strategic partner (e.g., Uber), government, real estate, manufacturer or other partner (e.g., OEMs such as Toyota) relationships are material to your business and, to the extent such relationships are material, please file any associated agreements as an exhibit to the registration statement, and include a discussion of the material terms of the agreements in the prospectus. In this regard, we also note your disclosure in your investor presentation that you signed pilot agreements with a large EU OEM and with Toyota in 2020 and 2021, respectively. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We respectfully advise the Staff that Getaround does not believe that any of the relationships referenced in the Staff’s comment are material to its business at this time.

In this regard, Getaround does not generate significant revenue from, or believe its business is substantially dependent on, any single supplier, in-licensed technology, provider or partner relationships, nor are any of these suppliers, technologies, providers or relationships individually material to its business. For example, Getaround believes

InterPrivate II Acquisition Corp.

August 12, 2022

there are alternate suppliers for the electrical components in its Connect IoT device, and all such components are generic in nature. Additionally, while its Uber and OEM relationships have the potential to be material over time to the extent they generate additional supply, to date these relationships have not generated material revenue or supply and are not otherwise material to Getaround’s business.

Risks Related to InterPrivate II and the Business Combination

“InterPrivate II stockholders will have a reduced ownership and voting interest . . . “, page 97

9.

Here and elsewhere, as applicable, please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all convertible securities, including the warrants that will be convertible into common stock. Please also address whether the public stockholders will be further diluted if the parties obtain PIPE financing.

Response: In response to the Staff’s comment, the disclosure on pages 101 through 102 of the Amended Registration Statement has been revised accordingly.

“New Getaround may redeem your unexpired InterPrivate II Warrants prior to their exercise at a time that is disadvantageous to you . . . “, page 110

10.

Please highlight the material differences between the public warrants and the private warrants, particularly by disclosing that New Getaround cannot redeem the private warrants held by the sponsor or its permitted transferees subject to certain exceptions, as you discuss on page 344. Please also briefly describe the exceptions pursuant to which the registrant may redeem such private warrants. Last, clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants, and clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the disclosure on pages 114 through 115 and 353 of the Amended Registration Statement has been revised accordingly.

Risks Related to Ownership of New Getaround Common Stock Following the Business Combination, page 113

11.

Please include a risk factor discussing the risks associated with the exclusive forum provision in the warrant agreement, including increased costs to bring a claim and the potential that the provision will discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the disclosure on pages 125 through 126 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 123

12.

To the extent necessary, please revise your unaudited pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions, as applicable, in light of the forfeiture by each of Morgan Stanley, Goldman Sachs and BofA Securities of certain fees deferred and/or fees expected to be incurred. In this regard, we note your disclosure that the transaction costs here include “deferred underwriter’s fees during InterPrivate II’s IPO and deferred legal fees incurred by Getaround, expected to be incurred in connection with the Business Combination.”

Response: We supplementally advise the Staff that the Company and Getaround believe no revision is necessary, as the forfeited portion of the deferred underwriter’s fees has already been omitted from the pro forma financial information and relevant disclosures. The pro forma information does, however, include estimated but not yet incurred and expected to be incurred transaction related fees by both the Company and Getaround.

The Background of the Business Combination, page 148

13.

Please elaborate on the “difference in expectations between InterPrivate II and Company C,” and also further explain why InterPrivate II did not pursue a transaction with Company D due to its status as an “early stage” company as well as “concerns regarding the timing of any transaction.” During the period from October 2021 through January 2022, please also address whether you entered into any confidentiality agreements other than the one with Company E and whether you submitted any letters of intent other than the one submitted to Getaround.

Response: In response to the Staff’s comment, the disclosure on page 158 of the Amended Registration Statement has been revised accordingly.

14.

We note your disclosure that “InterPrivate II proposed the reduction in the enterprise value due to its assessment of intrinsic value of the company, which incorporated: a changing equity market environment, a reduction in the valuation of comparable companies, and feedback from prospective PIPE investors,” as well as your disclosure that “the valuation methodology was based on Getaround’s pre-money enterprise value on a cash-free, debt-free basis and based upon Getaround’s estimated balance sheet as of December 31, 2021.” We also note a press report indicating that the pre-money $900 million value was based on a multiple of Getaround’s 2023E revenue. Please revise your discussion of the valuation to clarify how the comparable public company analysis (as discussed on page 166) was utilized in your valuation methodology. Please also tell us whether the valuation took into account Getaround’s projections and revise your disclosure to the extent necessary.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure on pages 160 through 161 of the Amended Registration Statement has been revised accordingly.

15.

Please provide a more robust discussion of the roles that the financial advisors (including LionTree, Goldman Sachs and BofA Securities and its affiliates) played in the transaction negotiations and valuation discussions. In particular, please provide greater detail about the role, if any, that LionTree played in the financial due diligence and valuation of Getaround.

Response: In response to the Staff’s comment, the disclosure on pages 158 through 160 of the Amended Registration Statement has been revised accordingly.

16.

We note your disclosure on page 154 that “the Sponsor would reallocate 90% of its Private Warrants if necessary to incentivize additional equity or debt financing (including a PIPE) or to incentivize Public Stockholders not to redeem at closing.” Your disclosure on page 157 notes that the parties further discussed the “mechanics and timeline of reallocation or forfeiture of 90% of the Sponsor’s Private Warrants.” Please revise to clarify whether the agreed-upon term involves the option of either a re-allocation or a forfeiture, or if it solely contemplates a re-allocation. With respect to the allocation of the sponsor’s private warrants, please provide a more robust discussion detailing the mechanics of how such shares would be re-allocated and to whom (e.g., non-redeeming public stockholders or PIPE investors), and address how the parties will determine whether this re-allocation occurs and how the parties will determine the final amount of warrants to be re-allocated. In revising your discussion, explain the reason for such reallocation and its significance, as well as each party’s initial position and how you determined to restrict the re-allocation to solely the sponsor’s private warrants and not the private warrants held by other holders (e.g., EarlyBirdCapital).

Response: In response to the Staff’s comment, the disclosure on page 164 of the Amended Registration Statement has been revised accordingly.

17.

Please provide a more robust discussion of the negotiation of the escrow share terms, including the re-allocation provision, the PIPE protection share provision, how the parties determined the 1,000,000 and 8,333,333 amounts, and how the parties will determine the amount to allocate to non-redeeming public stockholders compared to the Getaround stockholders, if necessary. Address whether the parties considered a structure upon which the parties enter into the merger agreement without allocating any portion of the merger consideration shares for an additional PIPE, and also address whether the parties considered other terms or mechanisms to preserve the ability to pursue a PIPE or include incentives for public stockholders to not redeem. Last, include a discussion of the mechanics of the re-allocation distribution as well as the reasons for this potential reallocation, and address how this and the potential PIPE impacts the value received by the Getaround stockholders, given that it appears to permit the parties to reduce the share consideration received by the target.

Response: In response to the Staff’s comment, the disclosure on page 164 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

InterPrivate II’s Board of Directors’ Reasons for the Approval of the Business Combination, page 161

18.

We note your disclosure that Interprivate II’s board considered Getaround’s certain unaudited prospective financial information when considering the reasonableness of the aggregate consideration. We also note your disclosure that “[a]t the time the prospective financial information was prepared, the Business Combination was expected to have closed in the first quarter of 2022” and that “Getaround has determined that the assumptions on which the unaudited prospective financial information were based are no longer accurate.” Please revise to address what consideration the board gave to the accuracy of the projections at the time of approving the transaction on May 10, 2022, given that they were prepared with an expectation of closing in the first quarter of 2022 but the parties signed the merger agreement after the first quarter of 2022. In particular, please discuss what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Response: We supplementally advise the Staff that the InterPrivate II board of directors understood the limitations of the prospective financial information of Getaround, which is why the board also reviewed a sensitivity analysis demonstrating the impact of three different Getaround business performance scenarios on an illustrative investment in Getaround, as previously described in the section titled “InterPrivate II’s Board of Directors’ Reasons for the Approval of the Business Combination—Valuation Benchmarking.” In response to the Staff’s comment, the disclosure on page 175 of the Amended Registration Statement has been revised to highlight the fact that the board reviewed this analysis in light of the inherent limitations of the Getaround prospective financial information, and the disclosure on page 176 of the Amended Registration Statement has been revised to correct the timing for the closing expectations at the time the Getaround prospective financial information was prepared.

Certain Unaudited Prospective Financial Information of Getaround, page 169

19.	Please disclose how and why the timeframe leading out to the 2026 forecasted financial information was selected.

Response: In response to the Staff’s comment, the disclosure on page 176 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

Interests of InterPrivate II’s Directors and Officers in the Business Combination, page 172

20.

We note your disclosure of the aggregate market value of the sponsor’s at-risk shares and warrants, as well as the value of the at-risk shares held by your independent directors. Additionally, please quantify the total aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. In addition to the current value of securities held, the amount should include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. In this regard, please include the Working Capital Loans and the Sponsor Convertible Promissory Note in such amount.

Response: In response to the Staff’s comment, the disclosure on pages 23, 42, 99, 146, 179 and 180 of the Amended Registration Statement has been revised accordingly.

21.

Please highlight the risk that the sponsor and your directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the disclosure on pages 23, 42, 99, 146, 179 and 180 of the Amended Registration Statement has been revised accordingly.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 174

22.

We note your disclosure that “[e]ach of Goldman Sachs and BofA Securities . . . have disclaimed any responsibility for any portion of this proxy statement/prospectus or the Registration Statement of which this proxy statement/prospectus forms a part.” Please tell us whether each of Morgan Stanley, Goldman Sachs and BofA Securities or its affiliates was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the projected financial information of Getaround. If any of the firms were involved in preparing disclosure, please also revise your risk factor on page 106 to describe the role in connection with the preparation of the registration statement and the valuation of Getaround and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure on pages 45, 111 and 183 through 184 of the Amended Registration Statement has been revised accordingly. We supplementally advise the Staff that, other than as described below, none of Morgan Stanley, Goldman Sachs and BofA Securities or their respective affiliates was involved in the preparation of any disclosure that is included in the Amended Registration Statement, or material underlying disclosure in the Amended Registration Statement, including but not limited to the disclosure regarding the projected financial information of Getaround. As disclosed in the Amended Registration Statement, BofA Securities reviewed certain disclosure contained in the Registration Statement. In connection with the Company’s preparation of the Registration Statement, they reviewed two drafts of the disclosure that was ultimately included “The Background of the Business Combination” section and the section referenced in the Staff’s comment, limiting their comments to highlighting factual errors or omissions.

23.

Please disclose whether each of Goldman Sachs and BofA Securities or its affiliates assisted in the preparation or review of any materials reviewed by Interprivate II’s board of directors or management as part of their services to Getaround and whether such firms have withdrawn its association with those materials and notified Interprivate II of such disassociation. For context, include that there are similar circumstances in which a financial institution is named (e.g., LionTree) and continues to be associated with the transaction, and that Goldman Sachs and BofA Securities’ resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: In response to the Staff’s comment, the disclosure on pages 46, 160 and 184 of the Amended Registration Statement has been revised accordingly.

24.

Please provide us with any correspondence between Getaround and each of Goldman Sachs BofA Securities and its affiliates relating to the resignation of Goldman Sachs and BofA Securities and its affiliates as financial advisors and co-placement agents.

Response: We have concurrently submitted to the Staff under separate cover the requested correspondence on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the use of the Staff in evaluating the Company’s disclosure and requests that the Staff destroy these supplemental materials upon completion of its review.

25.

Please provide us with the financial advisor and co-placement agent engagement letters between Getaround and each of Goldman Sachs and BofA Securities and its affiliates. Please disclose any ongoing obligations of Getaround pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Getaround in the registration statement.

Response: We have concurrently submitted to the Staff under separate cover the requested agreements on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act, for the use of the Staff in evaluating the Company’s disclosure and requests that the Staff destroy these supplemental materials upon completion of its review.

InterPrivate II Acquisition Corp.

August 12, 2022

Additionally, in response to the Staff’s comment, the disclosure on pages 183 through 184 of the Amended Registration Statement has been revised to include disclosure of any ongoing obligations.

26.

Please provide us with a letter from each of Goldman Sachs and BofA Securities and its affiliates stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such firms and they either agree or do not agree with the conclusions and the risks associated with such outcome. If either of the firms do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firms refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each of Goldman Sachs and BofA Securities and its affiliates performed substantially all the work to earn its fees. In this regard, we note your disclosure that “no such fees or expense reimbursements were owed as of the date of resignation,” but we also note your disclosure that “the services to be provided by each of . . . Goldman Sachs and BofA Securities were complete at the time of the resignations.”

Response: In response to the Staff’s comment, the disclosure on pages 44 through 46, 110 through 111 and 182 through 184 of the Amended Registration Statement has been revised accordingly. As noted on those pages, Goldman Sachs and BofA Securities declined to provide the requested letters.

27.

We note your disclosure “that the services to be provided by each of Morgan Stanley, Goldman Sachs and BofA Securities were complete at the time of the resignations and with respect to Goldman Sachs and BofA acting as placement agents, given the limited scope of their engagement as co-placement agents in a potential PIPE Investment that did not move forward.” If any of the firms would have played a role in the closing, please revise to identify the party who will be filling such firm’s role.

Response: We supplementally advise the Staff that none of Morgan Stanley, Goldman Sachs or BofA Securities would have played any role in the closing of the business combination had they remained engaged by InterPrivate II or Getaround at such time.

28.

Please quantify the fees owed with respect to “BofA Securities’ right to reimbursement of expenses in its capacity as financial advisor to Getaround in the Business Combination.” We also note your disclosure that no other “fees or expense reimbursements were owed as of the date of resignation” of each of Goldman Sachs and BofA Securities with respect to their roles as co-placement agents and roles as financial advisors. Please disclose any fees that would have been due to such firms in connection with their roles as financial advisors and co-placement agents.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure on pages 44 through 45, 110 through 111 and 182 through 183 of the Amended Registration Statement has been revised accordingly.

29.

Please describe what relationship existed between Morgan Stanley and Interprivate II after the close of the IPO, including any financial or merger-related advisory services conducted by Morgan Stanley. For example, clarify whether Morgan Stanley had any role in the identification or evaluation of business combination targets and also clarify Interprivate II’s current relationship with Morgan Stanley. In this regard, we note your disclosure on pages 151 and 152 that Morgan Stanley was involved in the discussions with Company A and Company E.

Response: In response to the Staff’s comment, the disclosure on pages 45, 111, 183 through 184 of the Amended Registration Statement has been revised accordingly.

30.

Please tell us whether you are aware of any disagreements with Morgan Stanley regarding the disclosure in your registration statement. We also note your disclosure that “Morgan Stanley waived any entitlement to its portion of the deferred business combination marketing fee that accrued from its participation in the IPO in the amount of $4,528,125 and reimbursement of expenses that would be paid upon the closing of the Business Combination.” Clarify the unusual nature of such a fee waiver and disclose whether Morgan Stanley provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Morgan Stanley was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure on page 106 to explicitly clarify that Morgan Stanley has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: In response to the Staff’s comment, the disclosure in the letter to InterPrivate II stockholders and on pages 45, 111, 183 and 339 through 339 of the Amended Registration Statement has been revised accordingly.

31.

Please revise to provide a reasonable basis for InterPrivate II’s understanding “that other financial advisory firms, including Morgan Stanley, Goldman Sachs and BofA Securities, have withdrawn or are seeking to withdraw from a number of similar pending transactions as part of a broader market reaction to potential regulatory uncertainty regarding special purpose acquisition companies.” Also disclose whether Morgan Stanley, Goldman Sachs and BofA Securities and its affiliates agree with such characterization. Alternatively, please remove such statement.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure has been revised on pages 46 and 184 of the Amended Registration Statement to remove the referenced statement.

Potential Actions to Secure Requisite Stockholder Approvals, page 176

32.

We note your disclosure that the “Sponsor and InterPrivate II’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of Class A Stock prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for cash . . . .” We also note your disclosure on page 101 that “[t]he purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, where it appears that such requirement would otherwise not be met . . . .” With respect to these transactions, please address the following issues:

•	Disclose that the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;

•	Disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

•	Disclose that the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights;

•

Confirm that you will disclose in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following: (1) the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price; (2) the purpose of the purchases by the SPAC sponsor or its affiliates; (3) the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved; (3) the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and (4) the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer. For guidance, see Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01, available on our public website. Make conforming changes throughout your filing, including to your risk factor on page 114.

InterPrivate II Acquisition Corp.

August 12, 2022

•	Response: In response to the Staff’s comment, the disclosure on pages 22, 105 through 106, 153, 185 and 322 through 323 of the Amended Registration Statement has been revised accordingly.

Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 201

33.

Please summarize the material U.S. federal income tax consequences relating to the merger and file a related tax opinion. In this regard, we note that your disclosure and the anticipated tax opinion appear to only address the consequences of the redemption, but the agreement and plan of merger attached to the proxy statement/prospectus as Annex A states that “for U.S. federal income tax purposes . . . , each of the Parties intends that the First Merger and the Second Merger, taken together, will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code . . . , and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).” Please refer to Items (3)(k) and (4)(a)(6) of Form S-4, Item 601(b)(8) of Regulation SK and Section III.A.2 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company does not believe that the U.S. federal income tax consequences of the Mergers are material to the Company’s stockholders. This is because the Company’s stockholders are not exchanging any securities in the Mergers. As a result, the Company respectfully notes that it has not included a discussion of such consequences in the Amended Registration Statement. In the event that, contrary to the intent of the parties, the Mergers do not qualify as a “reorganization” under Section 368(a) of the Code, there would be no adverse tax consequence for either the Company or its stockholders since they are not exchanging any securities in the Mergers. Therefore, the tax consequences of the Mergers qualifying as a “reorganization” within the meaning of Section 368(a) of the Code are not material to the Company’s stockholders. Pursuant to our telephone call with the Staff on August 8, 2022, we explained that the stockholders of Getaround, a significant majority of which have already approved the Business Combination, are not being solicited pursuant to the proxy statement/prospectus and will be provided disclosures required by state law, and informed of any material tax consequences of the Mergers, by way of a separate information statement. Accordingly, pursuant to Item 601(b)(8) of Regulation S-K, Section III.A.2 of Staff Legal Bulletin No. 19 and Items 3(k) and 4(a)(6) of Form S-4, we respectfully submit that the Amended Registration Statement does not require a tax opinion of counsel supporting the intended tax treatment of the Mergers as a “reorganization” under Section 368(a) of the Code.

In addition, the Company does not believe the reference in Section 2.13 of the Merger Agreement regarding the intended tax treatment of the Mergers is a representation to the Company’s stockholders regarding the tax consequences of the Mergers to them, nor is the Company aware of any applicable rule or guidance that such a recital of intent would by itself require the delivery of a tax opinion of counsel in connection with the Amended Registration Statement.

InterPrivate II Acquisition Corp.

August 12, 2022

Information about Getaround, page 241

34.

In the fourth paragraph on page 240 you disclose Trip Contribution Margin, a non-GAAP financial measure, without its most directly comparable GAAP financial measure, a fully loaded GAAP gross profit margin. Please revise to disclose the most directly comparable GAAP financial measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: We respectfully advise the Staff that we acknowledge the Staff’s comment and have updated the fourth paragraph on page 250 with what Getaround believes to be the most directly comparable GAAP financial measure used by Getaround. Please also refer to our response to the Staff’s comment number 46 below for additional consideration given to this matter.

35.

Please revise your disclosure to clearly attribute each market and industry statement to a source. As example only, revise your reference to “a 2022 survey of U.S. adults” to identify the relevant source, and also attribute sources to your statements discussing the “average price of a new [and used] car” and the “2019 estimated cost of operating a car.” Additionally, we note that you do not cite all the relevant sources highlighted in the section entitled “Market and Industry Data” on page 8 (e.g., the sources from Mineta Transportation Institute, the Transportation Research Record and Transfers Magazine). Revise to clarify the instances in which you rely on such sources in the proxy statement/prospectus. Last, in instances where you rely on “public data” or “the estimated number of licensed drivers,” also revise to attribute a particular source to such statements.

Response: In response to the Staff’s comment, the disclosure on pages 8, 250, 251, and 258 of the Amended Registration Statement has been revised accordingly.

36.

Please define “unique guest,” “active cars” and “connected cars,” and in particular revise to clarify how active cars differ from connected cars. Also revise to clarify your reference to “legacy cars” on page 250 and disclose how such term fits into your active and connected car metrics. Last, to the extent that your metrics pertaining to “repeat guest bookings,” “first-time guest conversion,” “active repeat users,” “customer lifetime,” your “existing cohorts,” “returning guest repeat rates” as well as other metrics highlighted in your investor presentation are material to your business, please describe how you measure such metrics. In this regard, we note your disclosure in your investor presentation highlighting data metrics, including lifetime value and the GBV of repeat guests and certain cohorts, the conversion of new hosts to powerhosts by cohort year, direct marketing spend. return-on-ad-spend data and guest revenue retention rates.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure on page 249 of the Amended Registration Statement has been revised to add definitions of “unique guest,” “active cars,” “connected cars,” and “legacy cars.”

We supplementally advise the Staff that the metrics referenced in the second and third sentences of Staff comment 36 are based on guest cohorts that mature over a period of time, typically measured in quarters or years. They illustrate the long-term user behavior and response to a connected and digital marketplace. Getaround does not view them as material given such cohort-based metrics derive from increases in already disclosed metrics, such as increasing the number of active cars on the marketplace, increasing the acquisition of guests, as well as from incremental and qualitative product and technology improvements. The cohort-based metrics were disclosed to potential investors in the investor presentation to quantify and illustrate the intrinsic value of connected technology and a digital sharing model, and consequently, Getaround does not view them as material standalone key performance indicators of Getaround’s business.

37.

We also note your statement that you “believe [y]our marketplace hosts the largest number of cars of any carsharing marketplace.” Please revise to address whether this is based on your number of “connected” cars and address whether you are basing your marketplace position on other metrics. To the extent that you are relying on “connected” cars, please quantify the amount of connected cars compared to active cars to provide shareholders with additional context for your position in the market. Also clarify whether cars can be “connected” but not shared on your marketplace, as we note your disclosure on page 59 that “[h]osts may also use our technology to replicate the experience offered by our marketplace on competing platforms without sharing their vehicles with us.”

Response: We supplementally advise the Staff that the statement was based on the number of connected cars, which the original formulation was written to convey. Rather than revise the statement to provide further clarity, Getaround has chosen to delete the sentence and rely on similar statements included elsewhere in the Amended Registration Statement. In response to the Staff’s comment, the Company also added disclosure on page 249 to clarify that the term “connected cars” is not limited to those shared on Getaround’s marketplace.

38.

We note your disclosure on page 60 that a “substantial portion of our overall revenue depends on hosts who share multiple vehicles in our marketplace, whom we refer to as Powerhosts.” Please disclose this here, and to the extent that a material portion of your revenue is dependent on such Powerhosts, please include a breakdown of such revenue to provide shareholders with additional context regarding your revenue model. In this regard, we note your disclosure in your investor presentation that you attributed 71% of your GBV to powerhosts from 2020 to 2021.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64, 254 and 285 of the Amended Registration Statement to provide additional qualitative disclosure to help investors understand Powerhosts’ impact on Getaround’s revenue.

We supplementally advise the Staff that while the majority of Getaround’s revenue is attributable to Powerhosts’ cars, that is merely a result of the arbitrary definition of “Powerhost”, which is any host with more than one car on Getaround’s platform. This information was included in the investor presentation to underscore that Getaround’s hosts are entrepreneurial and to demonstrate that a majority of hosts list additional cars on the marketplace over time. Put more simply, the majority of Getaround’s revenue comes from hosts with more than one car listed, and not because of any meaningful difference in other characteristics or behaviors of Powerhosts relative to those of regular hosts. While Getaround does focus on nurturing more Powerhosts on its platform, that is because it is easier to scale an existing host by incrementally adding another car than attracting a new host each time. Further, it is important to note that there are a diversified and large number of hosts with more than one car and, within that group, a broad distribution of hosts with two cars, three cars, four cars, and so on, such that no single host represents a material component of the car supply. Additionally, to a guest, there is no material difference between a car owned by a regular host compared to a Powerhost. In this regard, Getaround does not believe the exact percentage of revenue attributable to Powerhosts is meaningful.

39.

Please provide a more robust discussion of your dynamic pricing model and how the price “is determined based on local supply and demand dynamics and trip-related risk profiles.” In revising your discussion, discuss your risk scoring in more detail, as you discuss on page 78.

Response: In response to the Staff’s comment, the disclosure on pages 285 through 286 of the Amended Registration Statement has been revised accordingly. We supplementally advise the Staff that Getaround believed the best place for this additional disclosure was under the Our Revenue Model subsection of Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations, where detailed discussion of trip pricing was already provided.

Our Social and Environmental Impact, page 258

40.

We note your disclosure that you “believe Getaround helps decrease car pollution and emissions by increasing carsharing which, in turn, causes consumers to reduce their vehicle miles traveled.” We also note your disclosure in your investor presentation that 100 pounds of carbon dioxide is “eliminated for 1M Getaround cars,” and it appears that you estimated such amount based on an “EPA estimate of average passenger car emissions.” Please advise us what consideration you gave to providing the same type of climate-related disclosure here as you provided in your investor presentation, as the disclosure in your investor presentation appears more expansive.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure on page 267 of the Amended Registration Statement has been revised to further align the disclosure in the Amended Registration Statement with Getaround’s investor presentation.

Regulatory Approach

Insurance, page 259

41.

We note your disclosure that “Getaround provides or facilitates the provision of insurance coverage for trips that meets or exceeds the legal requirements in every jurisdiction in which it operates.” Please discuss in greater detail the regulatory landscape for your insurance offerings in the jurisdictions in which you operate. Include a discussion of the material effects that compliance with these regulations may have upon your capital expenditures, earnings and competitive position.

Response: In response to the Staff’s comment, the disclosure on page 268 of the Amended Registration Statement has been revised accordingly.

Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 274

42.

Please revise to explain the difference between “longer trip bookings” compared to “multiple shorter Trips,” as we note that you rely on this distinction when explaining the changes in gross booking value, number of trips, net marketplace value and revenue throughout this section.

Response: In response to the Staff’s comment, the explanations in Getaround’s Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amended Registration Statement have been reworded to remove the references to “longer trip bookings” and “multiple shorter Trips” and to clarify that Getaround’s revenue change is, to a certain extent, attributable to trip duration. The Company has also revised the Our Revenue Model subsection on pages 285 through 286 to add further details regarding Getaround’s duration impacted pricing model and to note that its dynamic pricing may improve revenue yield by incentivizing guests to book one longer trip as opposed to multiple shorter trips throughout the day.

43.

Please tell us whether you have been impacted by recent interest rate increases, and to the extent applicable, identify the impact of recent interest rate increases on your operations, how your business has been affected and in particular the impact on your borrowing costs, and whether such costs have recently increased or are expected to increase. Also address your ability to pass along your increased costs to your customers and whether you expect decreases in sales and bookings volumes, given consumer’s increased cost of financing. Please also address the impact on your financial condition, including your balance sheet. In this regard, given rising rates, describe any resulting impact on your long-term debt and expand your disclosure to describe how you are funding these additional costs.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: In response to the Staff’s comment, the disclosure on pages 285 and 314 of the Amended Registration Statement has been revised accordingly. We further advise the Staff that Getaround’s debt carries fixed interest rates and therefore its results of operations and borrowing costs have not been impacted by the recent interest rate increase. Consequently, Getaround does not expect to pass along any increased costs to its customers as a result of the recent interest rate increases.

Key Business Metrics and Non-GAAP Financial Measures, page 277

44.

We note your discussion and presentation of key business metrics and non-GAAP financial measures precedes your discussion and presentation of operations on a GAAP basis. Please tell us your consideration of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Amended Registration Statement has been revised accordingly so that the discussion and presentation of GAAP Results of Operations precedes the discussion and presentation of Key Business Metrics and Non-GAAP Financial Measures, which has been moved to page 301 of the Amended Registration Statement.

Key Business Metrics

Gross Booking Value, page 277

45.	Please tell us and revise to clarify whether any pass-through fees and taxes are included in this key business metric.

Response: In response to the Staff’s comment, the disclosure on page 301 of the Amended Registration Statement has been revised accordingly. We supplementally advise the Staff that Gross Booking Value includes all pass-through fees and taxes charged via Getaround’s platform.

Non-GAAP Financial Measures

Trip Contribution Profit and Trip Contribution Margin, page 280

46.

You present Trip Contribution Profit and Trip Contribution Margin as non-GAAP financial measures and reconcile these measures to service revenue. Please revise to reconcile to a fully loaded GAAP gross profit or tell us why you believe service revenue is the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

InterPrivate II Acquisition Corp.

August 12, 2022

Response: We respectfully advise the Staff that we acknowledge the Staff’s comment and understand why service revenue may not be considered the most directly comparable metric, considering that service revenue does not take into account any costs or expenses.

The Company and Getaround respectfully believe that, given that no other GAAP margins are either used by Getaround’s management or calculated by Getaround, the GAAP metric most comparable to Getaround’s Trip Contribution Margin is net income (loss). Getaround’s management believes that this is particularly true given that Getaround’s costs of revenue are exclusive of depreciation and amortization expenses, which are captured within net income (loss). The Company has revised the reconciliation of such non-GAAP financial measure on pages 303 through 305 of the Amended Registration Statement accordingly.

Adjusted EBITDA, page 281

47.

We note your disclosure in your investor presentation that your top 20 cities in aggregate are EBITDA positive. Please tell us what consideration you gave to presenting your adjusted EBITDA by certain cities, as we note your disclosure here highlights your historical EBITDA losses but your investor presentation highlights EBITDA as a “proven path to profitability.”

Response: We respectfully advise the Staff that the preparation of adjusted EBITDA information by city is a highly manual and burdensome process that Getaround did not intend to repeat in the future. As explained further below, Getaround engaged in this effort solely to demonstrate to potential PIPE investors, as a proof of concept, that it could achieve non-GAAP “profitability” on a regional basis, notwithstanding its historical consolidated EBITDA losses. Such disclosure was not included in the Registration Statement because Getaround did not want investors to give too much weight to this single proof point and the effort to provide the disclosure with all the appropriate caveats seemed impractical and potentially confusing to investors.

By way of background, in building the investment case for PIPE investors, Getaround considered how the financial markets and comparable companies have performed, from a financial point of view, and how that performance corresponds to its consolidated financial results. In the investor presentation referenced by the Staff, Getaround endeavored to show prospective investors how its largest markets, by revenue, have demonstrated profitability based on adjusted EBITDA. Its key consideration was attempting to answer potential questions from PIPE investors around Getaround’s path to profitability and whether or not it could ever achieve “profitability” of any kind. In the investor presentation, Getaround showed that based on its historical financial results, as markets have grown, they have become adjusted EBITDA “profitable,” and therefore Getaround’s financial plan to grow more markets to that same or higher scale of revenue aligned with its goal of achieving planned adjusted EBITDA “profitability” on a consolidated basis.

InterPrivate II Acquisition Corp.

August 12, 2022

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

Total Revenues, page 291

48.

Please revise to quantify factors to which changes are attributed. For example, we note your disclosure that the increase in service revenue during fiscal 2021 as compared to fiscal 2020 was primarily due to continued improvements in gross booking value per trip and effective dynamic pricing.

Response: In response to the Staff’s comment, the disclosure on pages 291 and 296 of the Amended Registration Statement has been revised to improve the qualitative disclosure regarding the changes. We respectfully advise the Staff that the Company has revised the disclosure in the Our Revenue Model subsection on pages 285 through 286 of the Amended and Registration Statement to provide investors with a better understanding of Getaround’s dynamic pricing and revenue model. Getaround’s product is not commoditized, and the product pricing mechanism is quite complex. For example, Getaround’s product pricing mechanism relies on multiple attributes of a booking (including, but not limited to desired trip duration, ZIP code location, time of the week, time of the day, type of the vehicle, urgency of booking, as well as real-time supply density, availability and demand) that, Getaround believes, cannot be reasonably or accurately weighted in order to create a standardized comparison of attributes that would be reliable and useful to investors. For these reasons, Getaround believes that qualitative description of the prevailing trends is the most useful input that can be provided to investors.

49.

We note that revenue increases for the year ended December 31, 2021 and the three months ended March 31, 2022 were primarily driven by product improvements to capture longer trip bookings. Please explain what “capture longer trip bookings” means and how it resulted in increased revenue.

Response: In response to the Staff’s comment, the disclosure on pages 291 and 296 of the Amended Registration Statement has been revised accordingly. We supplementally advise the Staff that longer trip durations result in increased revenue because Getaround charges customers by the hour and therefore designing its product to encourage longer trip booking durations generates higher average order values and, when combined with the same or higher number of booked trips, generates increased revenue.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 299

50.

Please note that your analysis of operating cash flows should focus on factors that directly affect cash, and not merely refer to results of operations prepared on an accrual basis, noncash items that do not affect cash, and items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to Section IV.B.1 of SEC Release No. 33-8350 for guidance. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the disclosure on page 309 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

Quantitative and Qualitative Disclosures About Market Risk, page 303

51.

We note your disclosure that you “do not believe that inflation has had a material effect on our business, results of operations or financial condition.” In addition to inflationary pressure, please update to reflect increasing gas prices and supply chain disruptions to the extent that they have materially impacted your operations. In this regard, we note that you disclose on page 241 that gas prices in 2019 were “substantially lower than those as of March 31, 2022,” as well as your disclosure on page 57 that “increases in the price of gasoline or overall inflation may cause guests to decrease their travel or choose alternative or lower cost methods of transportation than our offering.” We also note your disclosure on page 61 that the global semiconductor supply chain shortage and limited inventory of new and used vehicles has increased prices and may impact your vehicle supply.

Response: In light of the Staff’s comment, the disclosure on page 313 of the Amended Registration Statement has been revised accordingly. We respectfully advise the Staff that the impacts from supply chain disruptions and increasing gas prices, as well as inflation generally, have not been material to Getaround in recent periods. As noted elsewhere in the Amended Registration Statement, Getaround did incur modestly higher vehicle repair costs driven by supply chain disruptions during the three months ended March 31, 2022 and guests bear the cost of higher gas prices. While inflation may impact Getaround’s business, results of operations or financial condition in the future, Getaround does not believe the impact was material in the periods presented in the Amended Registration Statement, and has determined a material impact to future results of operations or financial condition is not reasonably likely at this time. Getaround will continue to monitor the impact of inflation on its business, results of operations and financial condition and advises the Staff that it will disclose any such material impacts, including those that are reasonably likely, in future amendments to the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of InterPrivate II, page 364

52.	Please disclose in footnote (9) the natural persons with investment and/or voting control over the Convertible Notes Subscriber.

Response: In response to the Staff’s comment, the disclosure on page 379 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

InterPrivate II Acquisition Corp.

Notes to Condensed Financial Statements

Note 5. Related Party Transactions

Convertible Promissory Note—Related Party, page F-14

53.

You disclose there was $197,518 outstanding under the Convertible Promissory Note which is reported in related party payables. In this regard, the total related party payable balance as of March 31, 2022 is $207,785. Please tell us whether the difference between these two balances is the outstanding Working Capital Loans. If so, please revise to clarify your disclosures on pages F-14 and F-15. In addition, revise to disclose the relevant terms of your Working Capital Loans and the outstanding balances for the periods presented on page 331.

Response: In response to the Staff’s comment, the disclosure on pages 342 through 343 and F-15 of the Amended Registration Statement has been revised accordingly.

Getaround, Inc.

Consolidated Balance Sheets, page F-68

54.

On page F-108 you disclose the convertible preferred stocks are redeemable at the option of the holder in certain situations. Please revise the descriptions of the convertible preferred stocks on the balance sheet and in the notes to include the word “redeemable.” Make corresponding changes in the interim financial statements and the related notes.

Response: In response to the Staff’s comment, the references to “preferred stock” throughout the Getaround financial statements have been revised to “convertible redeemable preferred stock.”

Notes to Consolidated Financial Statements

General, page F-74

55.	Please revise to disclose the total research and development expenses for the periods presented. Refer to ASC 730-10-50-1.

Response: In response to the Staff’s comment, the disclosure on page F-81 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

56.

We note that you install host cars with devices to connect to your network. Please tell us more about these devices, including whether hosts are charged a fee for the device, what happens if the host no longer wants to make their vehicle available on your marketplace, and the accounting treatment for the related costs.

Response: We respectfully advise the Staff that Getaround hosts are charged a device installation fee when onboarding cars on its platform. Getaround does not sell the Connect IoT device to the hosts. Should a host choose to offboard from Getaround’s platform (which they can do at any time, at their sole discretion), the device is retrieved from their vehicle or, in rare instances, the host is charged a discretionary “Lost Connect” uninstallation fee. Costs associated with onboarding and offboarding are recognized within the Operations and support line in Getaround’s consolidated statements of operations and comprehensive loss. Getaround expenses these costs when they are incurred. Combined installation and uninstallation costs are deemed by Getaround to be immaterial to its business.

Revenue Recognition

Service Revenue, page F-79

57.

On page 64, you disclose that you use a combination of third-party insurance and self-insurance to cover various business and operations-related risks, including coverage for both hosts and guests. Please tell us whether you use self-insurance to provide insurance coverage for your hosts and guests. If so, please revise to disclose your revenue recognition policy for insurance coverage provided through self-insurance. In addition, please revise to clarify whether insurance coverage within the United States is deemed to be a distinct performance obligations and whether it is included in rental fees. Finally, please tell us your revenue recognition policy for protection plans you provide to guests as disclosed on page 253 and the related amount of revenue recognized for each period.

Response: In response to the Staff’s comment, the disclosure on pages 68 and F-79 of the Amended Registration Statement has been revised accordingly. Getaround supplementally advises the Staff it does not use self-insurance to provide insurance coverage to its hosts and guests.

We respectfully advise the Staff that third party insurance coverage that Getaround extends to the users on its platform in the United States is not deemed to be a distinct performance obligation under Step 2 of the ASC 606 contract analysis. This coverage is included in the price of the trip. Getaround did not believe additional clarifying disclosure was necessary in this circumstance.

We supplementally advise the Staff that protection plans fees are, similarly to other trip fees, recorded as part of Getaround’s net revenue and recognized pro rata over the duration of the trip. Revenue recognized from protection plan fees during the three months ended March 31, 2022 and 2021 was $349,000 and $412,000, respectively. Revenue recognized from protection plan fees during the years ended December 31, 2021 and 2020 was $1,842,000 and $1,927,000, respectively.

InterPrivate II Acquisition Corp.

August 12, 2022

58.

We note per the risk factor on page 66 that you have an agreement with Uber that provides vehicles on your marketplace to their drivers. If material, and different from the revenue model on page 277, please disclose the related revenue recognition policy.

Response: We supplementally advise the Staff that the revenue generated from guests under Getaround’s relationship with Uber is not material.

59.

We note that service revenue is comprised of several components, including trip-related fees and insurance fees. Please tell us your consideration of providing disaggregated service revenue pursuant to ASC 606-10-50-5, or quantifying the related components in your MD&A discussion on revenue results.

Response: We supplementally advise the Staff that Getaround considered the requirements of ASC 606-10-50-5, which requires an entity to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In considering paragraph ASC 606-10-50-5, Getaround also considered relevant guidance in paragraphs ASC 606-10-55-89 through 55-91, and noted the following:

•

Getaround does not disaggregate revenue from various fees for the purpose of earnings and performance discussion, chief operating decision maker’s analyses, or investor and creditor reporting as suggested for consideration by ASC 606-10-55-90; and

•

Getaround further noted that there are no variations between the type of services sold to its customers and with the exception of the nominal fees collected for tolling features in the United States and insurance brokerage in Europe, Getaround has a single performance obligation with respect to its trip revenues. All trip-related fees, as well as damage coverage-related fees charged to the customer, are ancillary to the trip booking and stem from a single, short-term contract with little to no variation in timing of billing (substantially all billing for one contract occurs at the same time for the purpose of financial reporting). None of these fees can be charged separately from the trip.

Accordingly, Getaround has concluded that no additional disaggregation of revenue would be helpful for the purpose of satisfying the requirements of ASC 606-10-50-5, since additional disaggregation of revenue within Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations would not provide investors with a meaningful incremental insight into how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

InterPrivate II Acquisition Corp.

August 12, 2022

2. Summary of Significant Accounting Policies

Cost and Expenses, page F-80

60.

We note that you expect to continue making significant investments in your business and host and guest community, including improvements to your connected car technology. However, based on your cost of revenue policy, it appears that the only technology or platform costs included in cost of revenue are server hosting charges. Please tell us whether cost of revenue includes any additional costs to maintain or enhance your platform. Additionally, tell us how you differentiate the costs included in operations and support and technology and product development from cost of revenue.

Response: We supplementally advise the Staff that Getaround’s cost of revenue is presented exclusive of amortization of its platform costs. Amortization of the cost of developed platform technology and capitalizable enhancement to the platform technology are presented within the Depreciation and Amortization line in Getaround’s consolidated statements of operations and comprehensive loss included in the Amended Registration Statement.

Additionally, we supplementally advise the Staff that Getaround differentiates the costs included in the Cost of revenue line from those contained in the Technology and product development and Operations and support lines, each as set forth in its consolidated statements of operations and comprehensive loss included in the Amended Registration Statement, in the following manner:

•

Cost of revenue (exclusive of amortization and depreciation) captures the costs directly related to and necessary for realization of transactions between the hosts and the guests through Getaround’s marketplace platform, other than the amortization of its platform technology;

•

Technology and product development captures technology-related costs that are not deemed eligible for capitalization under ASC 350—Intangibles and Goodwill, such as maintenance or research. As such, those costs do not directly contribute to realized sales transactions and therefore Getaround does not include them in cost of revenue; and

•	Operations and support captures supporting services that are not directly related to realizing sales transactions.

5. Revenue, page F-90

61.	Please revise to disclose the opening balances for your contract assets and liabilities. Refer to ASC 606-10-50-8(a).

Response: In response to the Staff’s comment, the disclosure on page F-90 of the Amended Registration Statement has been revised accordingly.

InterPrivate II Acquisition Corp.

August 12, 2022

8. Goodwill and Other Intangible Assets, Net

Goodwill, page F-92

62.

On page 71 you disclose you have determined in the past that a significant impairment had occurred in the value of your goodwill. Please revise to disclose any accumulated impairment losses at the beginning and the end of the periods presented. Refer to ASC 350-20-50-1(a) and (h).

Response: In response to the Staff’s comment, the disclosure on page 75 of the Amended Registration Statement has been revised to remove the reference to past impairments as there were none.

63.

We note that goodwill comprises a significant portion of total assets. We also note that the company expects operating losses and negative cash flows to continue for the foreseeable future. Please tell us how you determined that there have been no impairments of goodwill for the years ended December 31, 2021 and 2020.

Response: We supplementally advise the Staff that Getaround assesses its goodwill for impairment at least annually and, as required by ASC 350, Intangibles—Goodwill and Other, would do so more frequently if indicators of impairment were observed. Getaround had not identified a need for reassessment outside of the annual assessment date. For each of 2021 and 2020, Getaround’s management determined that it has a single reporting unit pursuant to ASC 350-20.

As part of Getaround’s annual impairment analysis on December 31, 2021 and 2020, Getaround performed a qualitative assessment of goodwill impairment. The results of that analysis indicated that it was more likely than not that the fair value of the reporting unit exceeds the historical carrying amount of the equity. Furthermore, Getaround obtains quarterly 409A valuation analyses, and thus the fair valuation of Getaround’s reporting unit was readily available to its management. Getaround’s 409A valuation reports were consistent with the foregoing conclusion. Accordingly, Getaround’s management concluded that it was more likely than not that the fair value of the reporting unit exceeds the historical carrying amount of the equity, and therefore Getaround does not deem it necessary to proceed to a Step 1 analysis of goodwill impairment.

InterPrivate II Acquisition Corp.

August 12, 2022

Accordingly, Getaround’s management believes that it is more likely than not that the fair value of the reporting unit exceeds the historical carrying amount of the equity, and therefore Getaround does not deem it necessary to conduct Step 1 analysis of goodwill impairment.

15. Stock-Based Compensation

Stockholder Notes, page F-113

64.

We note you recorded three stockholder note receivables as a component of stockholders’ equity. Please tell us and revise to disclose, in sufficient detail, how you determined the stockholder note receivables were a component of equity, including your accounting treatment of related call options. Cite relevant accounting guidance you utilized in your conclusion.

Response: In response to the Staff’s comment, the disclosure on pages F-113 through F-114 of the Amended Registration Statement has been revised accordingly.

We supplementally advise the Staff that Getaround determined that, in assessing balance sheet classification of the stockholder note receivables based on their terms, Getaround considered guidance in ASC 505-10-45-2 to be relevant. Getaround interpreted that guidance to require deduction of such receivables from equity, except in very limited circumstances in which there is substantial evidence of ability and intent to pay within a reasonably short period of time. While these notes have collateral and a set maturity date, Getaround’s management does not believe that the terms of the notes would incentivize the repayment of the loans should the value of collateral decrease below the value of the notes. As such, Getaround’s management believes there is uncertainty around whether the notes would be repaid or not, and has deemed it appropriate to classify the notes within equity. Additionally, Getaround holds a call option, but not an obligation to repurchase a certain number of shares from the holder at a specified price in the future. Getaround has determined that this option falls outside the scope of ASC 480 – Distinguishing Liabilities from Equity as an option is not to be considered a mandatorily redeemable instrument, does not represent an obligation to repurchase or transfer assets and is for a fixed number of shares. Further, Getaround has determined that the option is not considered a freestanding financial instrument pursuant to ASC 480-10-20 definition as it is not legally detachable from the loan agreement. Getaround has determined that the option is embedded into the host (Loan) contract. Getaround then considered guidance in ASC 815-15-25-1, ASC 815-10-15-83, ASC 815-10-15-99 and ASC 815-10-20 and concluded that, as Getaround is not publicly traded, the Option does not meet a definition of a derivative since shares would not be readily convertible to cash. Consequently, the Option is not separable from the loans given to the founders pursuant to ASC 815-15-25-83 and, as such, the Option will follow the same accounting treatment as the loan issued.

InterPrivate II Acquisition Corp.

August 12, 2022

16. Warrants, page F-114

65.	Given its significance, please provide tabular disclosure showing the number of outstanding warrants and related liability balances by types of stock and issuance events as of the periods presented.

Response: In response to the Staff’s comment, the disclosure on page F-114 of the Amended Registration Statement has been revised accordingly.

19. Related-Party Transactions, page F-117

66.

Please revise to either disclose or provide a cross-reference for your stockholder notes with your founders and board members. In addition, revise to disclose all relevant information regarding your stockholder notes on page 304.

Response: In response to the Staff’s comment, the disclosure on page F-117 of the Amended Registration Statement has been revised accordingly.

Exhibit Index, page II-2

67.

Please file the Getaround 2021 Bridge Note Purchase Agreement, dated as of May 24, 2022, as well as the form of note that you have used to issue the Getaround 2021 Bridge Notes pursuant to such agreement.

Response: In response to the Staff’s comment, the Getaround 2022 Bridge Note Purchase Agreement, dated as of May 24, 2022, has been included as Exhibit 10.20 to the Amended Registration Statement and the form of Getaround 2022 Bridge Notes is included as Exhibit B thereto.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Grant J. Levine, Esq. at (954) 768-8209 or the undersigned at (954) 768-8232.

Very truly yours, GREENBERG TRAURIG, P.A.

By:	/s/ Laurie L. Green, Esq.
Laurie L. Green, Esq.

cc: Ahmed Fattouh, Chairman and Chief Executive Officer